Exhibit (a)(15)

                                                                  March 15, 2004


Dear Celanese Employees:

We are writing to you to inform you that the acceptance period for the offer made by BCP Crystal Acquisition GmbH & Co. KG* for Celanese shares has been extended until

      Monday, 29th March 2004; 24:00h German time (6:00 p.m. New York time)

This means that shareholders who have not yet tendered their shares may accept the offer within this period and receive the same price offered earlier of EUR
32.50 per share in cash, without interest.

If you have already accepted the offer and wish to continue to do so, you do not have to do anything further. If you have not tendered your shares you may do so during the extended acceptance period. You also have the right to withdraw your shares during the extended acceptance period.

In accordance with German law, the Management Board and the Supervisory Board have to render their reasoned opinions on certain supplements and amendments to the offer, made where the extension of the acceptance period and the reduction of the minimum acceptance condition was published by BCP Crystal Acquisition GmbH & Co. KG on March 13, 2004 (the "Supplemental Reasoned Opinion").

The extension resulted from the decision by the bidder to reduce the minimum acceptance condition from 85% to 75%. Under German takeover law, this automatically triggers an extension of the offer period by two weeks.

You should read the reasoned opinions (begrundete Stellungnahmen) and the Supplemental Reasoned Opinions of the management board and the supervisory board in accordance with the German Securities Acquisition and Takeover Act and Celanese's solicitation/recommendation statement on Schedule 14D-9 which have been or will be filed by Celanese AG with the U.S. Securities and Exchange Commission, because such documents will contain important information about the public tender offer. Investors will be able to obtain for free the reasoned opinions (begrundete Stellungnahmen), the Supplemental Reasoned Opinions and the solicitation/recommendation statement on Schedule 14D-9 and other documents filed at the U.S. Securities and Exchange Commission at the Commission's website http://www.sec.gov. Copies of the reasoned opinions (begrundete
Stellungnahmen) and the Schedule 14D-9 will also be available for free from Celanese.
For any questions regarding the offer you can also call the investor hotline in the US at +1-888-684-1236 (toll-free) or in Germany at 0800-5600815 (toll-free). For questions related to Celanese share unit allocations in the 401(k), call 1-888-788-1635.

Sincerely,

Board of Management


*an acquisition entity controlled by a number of investment funds advised by The Blackstone Group